FILE NO. 70-8875



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       POST-EFFECTIVE AMENDMENT NO. 19
                                     TO
                                  FORM U-1
                             (AMENDMENT NO. 21)


                       APPLICATION/DECLARATION UNDER
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Northeast Utilities                         Holyoke Water Power Company
Western Massachusetts Electric Company      Canal Street
174 Brush Hill Avenue                       Holyoke, MA 01040
West Springfield, MA 01090-0010

The Connecticut Light and Power Company     Public Service Company
NU Enterprises, Inc.                          of New Hampshire
Northeast Generation Service Company        North Atlantic Energy
Northeast Generation Company                  Corporation
Select Energy, Inc.                         1000 Elm Street
Mode 1 Communications, Inc.                 Manchester, NH 03015
107 Selden Street
Berlin, CT 06037

Yankee Energy System, Inc.                 The Rocky River Realty Company
Yankee Gas Services Company                The Quinnehtuk Company
Yankee Energy Financial Services Company   Northeast Nuclear Energy Company
NorConn Properties, Inc.                   107 Selden Street
Yankee Energy Services Company             Berlin, CT  06037
R. M. Services, Inc.
599 Research Parkway
Meriden, Connecticut  06450                HEC Inc.
                                           24 Prime Parkway
                                           Natick, MA  01760

(Name of companies filing this statement and addresses of principal executive offices)




                             NORTHEAST UTILITIES
                   (Name of top registered holding company)

                            Cheryl W. Grise, Esq.
            Senior Vice President, Secretary and General Counsel
                      Northeast Utilities Service Company
                                P.O. Box 270






                          Hartford, CT 06141-0270
                  (Name and address of agent for service)





The Commission is requested to mail signed copies of all orders, notices and communications to

Jeffrey C. Miller                            David R. McHale
Assistant General Counsel                    Vice President and Treasurer
Northeast Utilities                          Northeast Utilities
Service Company                              Service Company
P.O. Box 270                                 P.O. Box 270
Hartford, CT 06141-0270                      Hartford, CT 06141-0270









     Post-Effective Amendment No. 17 (Amendment No. 19) in this File is hereby amended and restated as follows:

                                BACKGROUND

1. By Order dated November 20, 1996 (HCAR No. 35-26612) and Supplemental Orders dated February 11, 1997, March 25, 1997, May 29, 1997, January 16, 1998, May 13, 1999 and November 17, 1999, issued by the Commission in this File No. 70-8875, the Commission, among other things, authorized (i) the participation of the companies in the Northeast Utilities holding company system in a money pool administered by Northeast Utilities Service Company and (ii) short-term borrowing limits for Northeast Utilities ("NU"), The Connecticut Light and Power Company and Western Massachusetts Electric Company and others for the period to and including December 31, 2000.

2. NU and its subsidiaries (collectively, the "Applicants") now wish to further amend this Application/Declaration by filing this Post-Effective Amendment (this "Amendment") to:

     (a) seek Commission authorization for Yankee Energy System, Inc. ("YES"), Yankee Gas Services Company ("Yankee Gas"), Yankee Energy Financial Services Company, NorConn Properties, Inc., Yankee Energy Services Company and R.M. Services, Inc. to participate in the NU System Money Pool as such companies have become direct or indirect subsidiaries of NU pursuant to the merger of YES with NU on March 1, 2000, and to clarify the inclusion of Northeast Nuclear Energy Company, The Quinnehtuk Company, The Rocky River Realty Company and HEC Inc. as participants in the NU System Money Pool.

     (b) seek authorization for YES and Yankee Gas to incur short-term debt through December 31, 2000, subject to the limits and on the terms as described herein.

     (c) Eliminate any maximum limit on borrowings by nonutility subsidiaries from the NU System Money Pool.

                       AMENDMENTS TO THE APPLICATION  (FN 1)

To reflect the foregoing, the Application/Declaration, as amended in this proceeding, is further amended as follows:

3. To add the Yankee Subsidiaries to the Application/Declaration, the following sentence is added to the end of paragraph 1.

"Yankee Energy System, Inc. ("YES"), which became a wholly-owned holding company subsidiary of NU on March 1, 2000 (See File No. 70-9535), and Yankee Gas Services Company ("Yankee Gas"), Yankee Energy Financial Services Company ("Yankee Financial"), Yankee Energy Service Company ("Yesco"), NorConn Properties, Inc. ("NorConn") and R.M. Services, Inc. ("RMS"), each of which is a wholly-owned subsidiary of YES (YES, Yankee Gas, Yankee Financial, Yesco, NorConn and RMS are sometimes herein collectively referred to as the "Yankee Subsidiaries"), join in the submission of this Application with respect to (a) establishing a short-term borrowing limit for YES and Yankee Gas (collectively, the "Yankee Borrowers"), (b) participation by the Yankee Subsidiaries in the Money Pool, and (c) incurring of short-term debt by the Yankee Borrowers through December 31, 2000."

4. To seek short-term borrowing authority for the Yankee Borrowers, the following new paragraph 1B is added after paragraph 1A.





(FN 1)

The original Application/Declaration in Northeast Utilities, et. al, File No. 70-8875 (dated as of June 19, 1996), has been amended fifteen (15) times:
(i) Amendment No. 1, dated as of October 30, 1996, (ii) Amendment No. 2, dated as of November 19, 1996, (iii) Post-Effective Amendment No. 1 (Amendment No. 3), dated as of January 28, 1997, (iv) Post-Effective Amendment No. 2 (Amendment No. 4), dated as of April 23, 1997, (v) Post-Effective Amendment No. 3 (Amendment No. 5), dated as of May 16, 1997, (vi) Post-Effective Amendment No. 4 (Amendment No. 6), dated as of May 27, 1997,
(vii) Post-Effective Amendment No. 5 (Amendment No. 7), dated as of May 28, 1997, (viii) Post-Effective Amendment No. 6 (Amendment No. 8), dated as of May 30, 1997, (ix) Post-Effective Amendment No. 7 (Amendment No. 9), dated as of November 20, 1997, (x) Post-Effective Amendment No. 8 (Amendment No. 10), dated as of December 31, 1997, (xi) Post-Effective Amendment No. 9 (Amendment No. 11), dated as of January 14, 1998, (xii) Post-Effective Amendment No. 10 (Amendment No. 12), dated as of March 3, 1999, (xiii) Post-Effective Amendment No. 11 (Amendment No. 13), dated as of September 7, 1999, (xiv) Post-Effective Amendment No. 12 (Amendment No. 14) dated as of October 26, 1999 and (xv) Post-Effective Amendment No. 13 (Amendment No. 15) dated as of November 17, 1999.




"1B.   The Yankee Borrowers hereby seek authorization to engage in certain financing transactions for which the specific terms and conditions are not known at this time, and which may not be covered by Rule 52, without further approval by the Commission through the Authorization Period. The short-term borrowings of the Yankee Borrowers have taken and will take a variety of forms, including short-term notes issued to bank and non-bank lending institutions through formal and informal credit lines, commercial paper issuances, open-account advances by NU and use of the NU System Money Pool. The following general terms will be applicable to the financing transactions requested to be authorized hereby. The effective cost of money on borrowings occurring pursuant to the authorization granted under this Application will not exceed 400 basis points over the base rate in effect from time to time of the bank or financial institution identified for such purpose with respect to the relevant financing or, if no such base rate is identified, the base rate in effect from time to time of a representative money center bank. The maturity of debt incurred will not exceed 364 days. The fees, commissions, or other similar remuneration paid in connection with the issuance of such debt or the entering into of credit facilities with respect to debt incurred pursuant to the Application will not exceed 3% of the principal amount of such debt. Borrowings from banks and other financial institutions may be either unsecured or secured. To the extent required, the provision of any collateral to secure debt incurred pursuant to this Application will be approved by applicable state regulatory commissions. Specific terms of any borrowings will be determined by the Yankee Borrowers at the time of issuance and will comply in all regards to the parameters of financing authorizations set forth above. A copy of any note or agreement executed pursuant to this Authorization will be filed under cover of the next quarterly report under Rule 24. The funds to be derived by the Yankee Borrowers from short-term borrowings authorized by the Commission pursuant to this Application will be applied, with other funds available to those companies, to provide working capital and for general corporate purposes."

5. To provide that NNECO, The Quinnehtuk Company, The Rocky River Realty Company and HEC Inc. may borrow through the NU System Money Pool, paragraph 9 is deleted in its entirety and replaced with the following new paragraph 9.

"9. Pool Participants borrowing surplus funds through the NU System Money Pool pay interest at a rate equal to the daily composite federal funds rate. All the borrowing companies have previously received an order from the Commission authorizing such borrowings except NNECO, The Quinnehtuk Company ("Quinnehtuk"), RR and HEC Inc. ("HEC"), wholly owned subsidiaries of NU. To the extent these companies borrow funds from associate companies through the Money Pool at a rate matching the lenders' effective cost of capital, such borrowings are exempt under Rule 52(b)(2). From time to time, these companies also borrow surplus funds through the NU System Money Pool at rates which do not match the lenders' effective cost of capital. Such borrowings are not exempt under Rule 52(b)(2). Accordingly, NNECO, Quinnehtuk, RR and HEC seek authorization to borrow funds from the NU System Money Pool in accordance with the terms of the NU System Money Pool in circumstances where the exemption provided by Rule 52(b)(2) is not available."

6. To restate the terms of the NU System Money Pool to take into account these changes, paragraphs 13 through 19 are deleted in their entirety and replaced with the following new paragraphs 13 through 19.

   "13. NU, CL&P, WMECO, PSNH, NAEC, HWP, NUEI, NGS, NGC, Select, HEC, NNECO, Quinnehtuk, RR and Mode 1 ("the "Original Participants") propose to continue using, and the Yankee Subsidiaries propose participating in, the NU System Money Pool, which is administered on their behalf by Northeast Utilities Service Company ("NUSCO") under the direction of an officer in the NUSCO Treasury Organization (the Original Participants and the Yankee Subsidiaries are referred collectively herein as the "Pool Participants"). The NU System Money Pool currently consists principally of surplus funds that may be available from day to day to the Pool Participants, including NU.
The funds available to the NU System Money Pool will be loaned on a short-term basis to those Pool Participants, other than NU, YES, Mode 1 and NGC (NU's only exempt wholesale generator), that have a need for short-term funds, subject to certain limitations described therein. If no such short-term needs match the amount of funds that are available for the period such funds are available, the funds in the NU System Money Pool will be invested directly or indirectly through investment funds in:

    (a)  obligations issued or guaranteed by the United States of America;

    (b) obligations issued or guaranteed by any entity controlled, sponsored by, or supervised by and acting as an instrumentality of the United States of America pursuant to authority granted by the Congress of the United States, including but not limited to the obligations of the Government National Mortgage Association (GNMA), Student Loan Marketing Association
(SLMA), Federal Home Loan Mortgage Corporation (FHLMC) and Federal National Mortgage Association (FNMA);

    (c) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated for investment purposes at not less than "A" by Moody's Investors Service, Inc. ("Moody's") or by the Standard & Poor's Rating Group ("S&P");

    (d) certificates of deposit issued or banker's acceptances drawn on and accepted by commercial banks which are members of the Federal Deposit Insurance Corporation and which have a combined capital, surplus and undistributed profits of at least $100,000,000;

    (e) commercial paper rated not less than "P-1" by Moody's or not less than "A-1" by S&P;

    (f) repurchase agreements with any commercial or investment bank secured by obligations issued or guaranteed by the United States of America or an instrumentality thereof provided collateral is held by a third party; and

    (g) as to WMECO contributions, such other instruments as are permitted by Rule 40(a)(1) under the Act and approved by the MDTE pursuant to Massachusetts General Laws Chapter 164, Section 17A and the regulations thereunder.

   14. In addition to surplus funds, funds borrowed by NU through the issuance of the Short-Term Notes, by selling commercial paper or by borrowing under the Facility described in paragraphs 1A to 5 above are a source of funds for making open account advances to certain of its
subsidiaries through the NU System Money Pool.   The potential recipients of
such open account advances will be all Pool Participants with the exception
of CL&P, WMECO, Mode 1 and NGC.    Such arrangements have in the past
resulted in a reduction in borrowing costs to the recipients because NU has access to funds at lower interest rates than the subsidiaries listed above and/or because the transaction costs of arranging several small financings to meet the needs of the smaller subsidiaries are higher than the costs of arranging one larger financing by NU. The amounts to be borrowed by NU for the purpose of making open account advances or to be lent through the Money Pool to the Pool Participants, will also be subject to the short-term limits on the aggregate amount outstanding for which approval is sought in this filing.

   15. PSNH is currently prohibited, by order of the New Hampshire Public Utilities Commission (the "NHPUC"), from lending funds to the NU System Money Pool. PSNH has recently requested that the NHPUC remove such restriction.
In addition, only CL&P, HWP, NNECO, RR and Quinnehtuk will be entitled to borrow funds through the NU System Money Pool that are attributable to contributions from WMECO unless and until the MDTE has issued an order authorizing WMECO to lend funds to other NU subsidiaries through the NU System Money Pool.

   16. The Pool Participants request that the Commission reserve jurisdiction over any PSNH contributions to the NU System Money Pool and any borrowings by companies other than CL&P, HWP, NNECO, RR and Quinnehtuk of NU System Money Pool funds attributable to contributions thereto by WMECO until such time as the MDTE has issued an order authorizing such borrowings. Without such an order, WMECO may not lend money to such companies through the Money Pool. In the event that such an order is received from the MDTE, the Pool Participants will file a post-effective amendment hereto seeking the necessary Commission approval. Until the time that such an order is received, all transactions between WMECO and those Pool Participants permitted to borrow funds attributable to contributions by WMECO will be documented using grid notes.

   17. Money Pool transactions will be designed to match, on a daily basis, the available cash of the Pool Participants and the short-term borrowing requirements of certain Pool Participants (other than NU, YES, NGC and Mode
1), thereby minimizing the need for short-term borrowings to be made by the Pool Participants from external sources. To this end, it is anticipated that the short-term borrowing requirements of the Pool Participants (other than NU, YES, NGC and Mode 1) will be met, in the first instance, with the proceeds of borrowings available through the NU System Money Pool, and thereafter, to the extent necessary, with the proceeds of external short-term borrowings, as described below. Those participants in the NU System Money Pool without access to external borrowing facilities will have priority as borrowers from the NU System Money Pool, and all Pool Participants, other than CL&P, WMECO, Mode 1 and NGC, will be eligible to borrow through the NU System Money Pool from the proceeds of external borrowings by NU. If at any time there are funds remaining in the NU System Money Pool after satisfaction of the borrowing needs of the borrowers, NUSCO, as agent for the NU System Money Pool, will invest those funds as described in paragraph 13 and allocate the earnings on any such investments among the Pool Participants, providing such excess funds on a pro rata basis according to the amount of the funds so provided

   18. All borrowings from and contributions to the NU System Money Pool, including the open account advances, will be documented and will be evidenced on the books of each participant that is borrowing from or contributing surplus funds to the NU System Money Pool. Any participant contributing funds to the NU System Money Pool may withdraw those funds at any time without notice to satisfy its daily need for funds. Except for loans from the proceeds of external borrowings by NU, all loans will be payable on demand, may be prepaid by any borrowing Pool Participant at any time without premium or penalty and will bear interest for both the borrower and lender, payable monthly, equal to the daily Federal Funds Effective Rate as quoted by the Federal Reserve Bank of New York. Loans from the proceeds of external borrowings by NU will bear interest at the same rate paid by NU on its borrowings, and no such loans may be prepaid unless NU is made whole for any additional costs that may be incurred because of such prepayment. NU will be fully reimbursed for all costs that it incurs in relation to loans made to the Pool Participants.

   19. The Applicants believe that the cost of the proposed borrowings through the NU System Money Pool will generally be more favorable to the borrowing Pool Participants than the comparable cost of external short-term borrowings, and that the yield to the Pool Participants contributing available funds to the NU System Money Pool will generally be the same as the typical yield on short-term investments. However, if on any given day the funds available through the NU System Money Pool are insufficient to satisfy the short-term borrowing requirements of a Pool Participant, such Pool Participant may effect short-term borrowings through lending institutions and/or through the sale of commercial paper, if appropriate, as described below."

7. To set out the applicable short-term borrowing limits and eliminate the limits previously imposed on the nonutility subsidiaries, paragraph 27 is deleted in its entirety and replaced with the following new paragraph 27.

   "27.   The aggregate amount of short-term debt that will be outstanding at any one time, whether evidenced by Short-Term Notes issued to lending institutions or by Commercial Paper or through borrowings from the NU System Money Pool pursuant to the authority requested in this Application or through borrowings through revolving credit facilities described in paragraphs 1A through 5 and paragraph 29, for which Commission authorization is being sought will not exceed the following limits:

NU             $400 million
CL&P           $375 million
WMECO          $250 million
PSNH           $225 million
HWP            $  5 million
NAEC           $  60 million
NNECO          $  75 million
YES            $  50 million
Yankee Gas     $100 million

The Pool Participants request that the Commission reserve jurisdiction over the request that there be no limit placed on the NU System Money Pool borrowings of RR, Quinnehtuk, HEC, NUEI, Select, NGS, Yankee Financial, Yesco, RMS and NorConn (the "Nonutility Participants") pending completion of the record. A limit on the Nonutility Participants may result in unnecessary borrowings by the NU system. Such unnecessary borrowings may occur when some Pool Participants have money invested in the NU System Money Pool but other Nonutility Participants need to borrow in excess of pre-established limits. The excess borrowing must be made directly from NU with funds borrowed from external sources while excess funds in the money pool are invested with third parties. This results in an inefficient use of funds by the NU System as a whole. A similar request was made by Conectiv and approved by the Commission in HCAR NO. 27111 (December 14, 1999). Until such time as the Commission releases such jurisdiction, the aggregate amount of borrowings by each Nonutility Participant that will be outstanding through the NU System Money Pool will not exceed the following limits:

YESCo               $30 million
R.M.S.              $10 million
NorConn             $10 million
Yankee Financial    $10 million
NUEI                $100 million
NGC                 $0
NGS                 $20 million
Mode 1              $0
HEC                 $20 million
RR                  $30 million
Quinnehtuk          $16 million
Select              $200 million"


                 ITEM 2. FEES, COMMISSION AND EXPENSES

8.   See Exhibit K.4 attached hereto.


                 ITEM 3. APPLICABLE STATUTORY PROVISIONS


9. Borrowings from the NU System Money Pool are subject to the requirements of Sections 6, 7, 9(a), 10 and 12 of the Act and Rules 43, 45 and 52 thereunder. Loans to the Money Pool are subject to the requirements of Sections 9(a), 10 and 12 of the Act.


                    ITEM 4.  REGULATORY APPROVALS

10. The approval of the MDTE is required pursuant to C.164, Section 17A of the Massachusetts General Laws for the participation of WMECO in the NU System Money Pool. The MDTE granted such approval on October 29, 1986. As explained above, the approval of the MDTE will be required under Massachusetts General Laws C.164, Section 17A before companies other than CL&P, HWP, NNECO, RR and Quinnehtuk can borrow NU System Money Pool funds attributable to contributions by WMECO. WMECO has not yet requested that authorization. Until that authorization is granted, companies other than CL&P, HWP, NNECO, RR and Quinnehtuk may not borrow through the NU System Money Pool from funds attributable to WMECO

11. PSNH is currently prohibited by the NHPUC from contributing funds to the NU System Money Pool. The NHPUC approved NAEC's participation in the NU System Money Pool in an order dated March 19, 1992.


                          ITEM 5. PROCEDURE

12. The Applicants hereby request that the Commission publish a notice under Rule 23 with respect to the filing of this Application as soon as practicable and that the Commission's order be issued as soon as possible. A form of notice suitable for publication in the Federal Register is attached hereto as Exhibit h.1. The Applicants respectfully request the Commission's approval, pursuant to this Application/Declaration, of all transactions described herein, whether under the sections of the Act and Rules thereunder enumerated in Item 3 or otherwise. It is further requested that the Commission issue an order authorizing the transactions proposed herein at the earliest practicable date. Additionally, the Applicants (i) request that there not be any recommended decision by a hearing officer or by any responsible officer of the Commission, (ii) consent to the Office of Public Utility Regulation within the Division of Investment Management assisting in the preparation of the Commission's decision, and (iii) waive the 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective immediately.

              ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

13. The following additional exhibits and financial statements are filed herewith:

(a)   Exhibits

A.9   Proposed Terms of the NU Money Pool (Revised  March 2000)*
A.10  Proposed Terms of the NU Money Pool (Revised October 2000)*
A.11  Proposed Terms of the NU Money Pool (Revised November 2000)
F.6 Opinion of Counsel related to matters described in Post-Effective Amendment No. 14.*

K.4 Schedule of Fees, Commissions and Expenses relating to matters described on Post-Effective Amendment No. 14.*

I.4  Form of Notice*

* Previously filed


13.   Other Matters

     Except in accordance with the Act, neither NU nor any subsidiary thereof
(a) has acquired an ownership interest in an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO") as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.

     NU currently meets all of the conditions of Rule 53(a),except for clause
(1). At June 30, 2000, NU's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $469.5 million, or approximately 76.3 % of NU's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended June 30, 2000 ($615.3 million). With respect to Rule 53(a)(1), however, the Commission has determined that NU's financing of its investment in Northeast Generation Company ("NGC"), NU's only current EWG or FUCO, in an amount not to exceed $481 million or 83% of its "average consolidated retained earnings" would not have either of the adverse effects set forth in Rule 53(c). See Northeast Utilities, Holding Company Act Release No. 27148, dated March 7, 2000. NU continues to assert that its EWG investment in NGC will not adversely affect the System.

     In addition, NU and its subsidiaries are in compliance with the other provisions of Rule 53(a) and (b), as demonstrated by the following determinations:

(i) NGC maintains books and records, and prepares financial statements in accordance with Rule 53(a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request;

(ii) No employees of NU's public utility subsidiaries have rendered services to NGC;

(iii) NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of NU's public utility subsidiaries;

(iv) Neither NU nor any subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding;

(v) NU's average CREs for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

(vi) In the previous fiscal year, NU did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3 percent of NU's consolidated retained earnings.

     Set forth below are summaries of the consolidated capital structures of NU as of June 30, 2000 and the pro forma consolidated capital structure of NU showing the effect of the inclusion of the Yankee Subsidiaries in the NU System Money Pool as proposed herein:


                  NU Consolidated Capital Structure
                        (as of June 30, 2000)
                       (Dollars in thousands)
                               (unaudited)

                                    Actual              Pro Forma

Common Stock Equity          $2,365,854   37.5%     $2,365,854   36.8%
Preferred stock*             $  177,700   2.8%      $  177,700    2.8%
Short and Long-Term Debt*    $3,768,353   59.7%     $3,888,353   60.4%

Total                        $6,311,907   100%      $6,431,907   100%


*  Includes current portion.




                               SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned have duly caused this Post-Effective Amendment to be signed on behalf of each of them by the undersigned thereunto duly authorized.

Date:  November 13, 2000

Northeast Utilities
The Connecticut Light and Power Company
Western Massachusetts Electric Company
Public Service Company of New Hampshire
Holyoke Water Power Company
Northeast Nuclear Energy Company
North Atlantic Energy Corporation
The Rocky River Realty Company
The Quinnehtuk Company
NU Enterprises, Inc.
Northeast Generation Company
Northeast Generation Service Company
Select Energy, Inc.
Mode 1 Communications, Inc.
HEC Inc.
Yankee Energy System, Inc.
Yankee Gas Services, Inc.
Yankee Financial Services, Inc.
Yankee Energy Services Company
NorConn Properties, Inc.
R.M. Services, Inc.


By: /s/ Randy A. Shoop
        Randy A. Shoop
     Assistant Treasurer-Finance of
     Northeast Utilities Service Company,
     as Agent for all of the above companies